Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest	$46,888	$51,282	$55,774	$52,273	$57,345	$58,093
Interest applicable to rentals	1,638	1,959	1,921	1,731	1,637	1,703

Total fixed charges, as defined	$48,526	$53,241	$57,695	$54,004	$58,982	$59,796

Preferred dividends, as defined (a)	4,402	4,370	3,435	4,580	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$52,928	$57,611	$61,130	$58,584	$63,562	$64,376

Earnings as defined:

Net Income	$59,710	$79,367	$85,377	$108,729	$46,768	$52,020
Add:
Provision for income taxes:
Total income taxes	33,240	43,395	50,111	28,801	58,679	61,197
Fixed charges as above	48,526	53,241	57,695	54,004	58,982	59,796

Total earnings, as defined	$141,476	$176,003	$193,183	$191,534	$164,429	$173,013

Ratio of earnings to fixed charges, as defined	2.92	3.31	3.35	3.55	2.79	2.89

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.67	3.06	3.16	3.27	2.59	2.69

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.